SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated May 1, 2017 - Neovasc to Host First Quarter 2017 Conference Call

Document 1

Neovasc to Host First Quarter 2017 Conference Call

NASDAQ, TSX: NVCN

VANCOUVER, May 1, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that it will release its financial results for the first quarter 2017 on Wednesday, May 10, 2017, after markets close. The Company will subsequently hold a conference call that same day, Wednesday, May 10, 2017, 2017, at 4:30 pm Eastern Time hosted by Mr. Alexei Marko, Chief Executive Officer, and Mr. Chris Clark, Chief Financial Officer. A question and answer session will follow the corporate update.

Conference Call Details
DATE:	Wednesday, May 10, 2017
TIME:	4:30 pm ET
DIAL-IN NUMBER:	888 390 0546 or 416 764 8688

A link to the live audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to hear the webcast.

A recording of the call will be available for 72 hours by calling 888 390 0541 or 416 764 8677 and using passcode 364834#.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/01/c8880.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 09:00e 01-MAY-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 1, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer